SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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IN THE MATTER OF                                          CERTIFICATE
INTERSTATE POWER AND LIGHT COMPANY                        PURSUANT TO
                                                          RULE 24
File No. 70-10077

(Public Utility Holding Company Act of 1935
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     This Certificate of Notification pursuant to Rule 24 is filed by Interstate
Power and Light Company ("IP&L") in connection with IP&L's amendment of its articles of incorporation and issue and sale of its preferred stock, par value $0.01 per share ("Preferred Stock"), as authorized by Order of the Securities and Exchange Commission (the "Commission") dated December 12, 2002, in this proceeding (Holding Co. Act Release No. 27614). IP&L hereby certifies pursuant to Rule 24 that, on December 20, 2002, IP&L issued and sold $150 million of Preferred Stock (six million shares at $25 per share) pursuant to a private offering under Rule 144A under the Securities Act of 1933. The dividend rate on the new Preferred Stock is 8.375%. The net proceeds of the offering, $144.8 million, were used or will be used to retire outstanding indebtedness of IP&L and for other corporate purposes.

     A "past tense" opinion of counsel is filed as Exhibit F-1 hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Interstate Power and Light Company


                                        By: /s/ F. J. Buri
                                                ----------
                                        Name:   F. J. Buri
                                        Title:  Corporate Secretary



Dated: December 23, 2002